Exhibit 1.02

Ultralife Corporation

Conflict Minerals Report

For the Year Ended December 31, 2013

Background – Dodd Frank

The United States Securities and Exchange Commission (“SEC”) has promulgated rules pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd Frank”), which require companies which file periodic reports with the SEC to prepare and file a report disclosing whether such companies’ products contain certain metals (gold, tungsten, tantalum and tin – collectively the “conflict minerals”, or “3TG”), the commercial trade in which is believed to partially finance or benefit armed groups operating in the Democratic Republic of Congo (“DRC”) and surrounding region (the “Conflict Area”). These 3TG minerals are referred to as “conflict minerals” whether or not they are sourced from the Conflict Area.

The objective of these rules is ultimately to reduce, if not eradicate, the flow of funds to armed groups in the Conflict Area by requiring registrants to demand transparency over their supply chain sourcing of conflict minerals.

Section 1 - Company and Products Overview

This is the Conflict Minerals Report of Ultralife Corporation (“Ultralife”, “we” or “our”) for the calendar year ended December 31, 2013 (excepting conflict minerals that, prior to January 31, 2013, were located outside the supply chain) in accordance with Rule 13p-1 under the Securities Exchange Act of 1934.

We offer products and services including portable power solutions and communications and electronics systems to customers across the globe in the government, defense and commercial sectors. With an emphasis on strong engineering and a collaborative approach to problem solving, we design, manufacture, install and maintain power and communications systems including: rechargeable and non-rechargeable batteries, charging systems, communications and electronics systems and accessories and custom-engineered systems.

We report our results in two operating segments: Battery & Energy Products and Communications Systems. The Battery & Energy Products segment includes: lithium 9-volt, cylindrical and various other non-rechargeable batteries, in addition to rechargeable batteries, uninterruptable power supplies, charging systems and accessories. The Communications Systems segment includes: RF amplifiers, power supplies, cable and connector assemblies, amplified speakers, equipment mounts, case equipment, man-portable systems, integrated communication systems for fixed or vehicle applications and communications and electronics systems design.

This report has been prepared by the management of Ultralife and includes the activities of all of our majority-owned subsidiaries.

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Supply Chain Overview

Many of our products contain electronic circuitry and electronic components that we believe contain conflict minerals. We purchase such electronic circuitry and components from third-party suppliers and do not directly utilize conflict minerals in our manufacturing process or products. We determined that during the 2013 calendar year, we manufactured products containing conflict minerals and that the use of the minerals is necessary to the functionality or production of these products.

Our supply chain is complex. There are generally multiple tiers between our company and the mines from which the conflict minerals are sourced. We rely upon our suppliers to provide information on the origin of conflict minerals contained in components and materials supplied to us, including sources of 3TG that are supplied to them from sub-tier suppliers.

We identified suppliers from which we acquire components that we believe are likely to contain conflict minerals (generally, our suppliers of electronic circuitry and electronic components) and communicated with each, via letter, regarding the relevant, emerging SEC requirements and our expectation that they will exercise diligence in providing us conflict mineral sourcing information so as to enable us to comply with the SEC’s rules.

Reasonable Country of Origin Inquiry (“RCOI”)

We sent the identified suppliers a written communication requesting self-declaration and identification of the origin of any conflict minerals contained in the products provided to Ultralife Corporation. We developed a reporting template which we sent to the twenty vendors from which we acquire components that may potentially contain conflict minerals. We believe our RCOI process was reasonably designed to determine whether conflict minerals used in our products originated in the Conflict Area or came from recycled or scrap sources. We further believe our RCOI process was performed in good faith, and that our conclusions, as set out herein, were reached with a reasonable level of accuracy and certainty.

Of the twenty affected suppliers, we initially received eight responses. Of the twelve suppliers who did not respond to our first inquiry, we sent second requests and followed up by mail and/or email and received eight additional responses. Despite our efforts, we did not receive responses from four suppliers.

The responses we received included declarations from certain suppliers that the suppliers’ products contain no conflict minerals, declarations from certain suppliers that the suppliers’ products contain no conflict minerals sourced in the Conflict Area, declarations that a number of suppliers to the effect that they have no reason to believe that their products contain conflict minerals sourced in the Conflict Area, as well as declarations that the source of the conflict minerals in their products is “conflict undeterminable.”

Due to the breadth and complexity of our products and supply chain, it will take time for many of our suppliers to verify the origin of all of the minerals included in their products, and they may not succeed in determining with significant confidence the origin of all or any such minerals.

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Section 2 - Due Diligence framework

We are designing our due diligence measures to be in conformity with the internationally recognized due diligence framework as set forth in the Organization for Economic Cooperation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD, 2013) and related supplements for 3TG (“OECD Framework”).

Section 3 - Due Diligence Measures Undertaken

Our due diligence efforts for the calendar year ended December 31, 2013 included the following:

•	We surveyed twenty of our electronics components suppliers from which we believe the products we purchase may contain conflict minerals, and (after second and third requests) received a total of sixteen responses, or 80%. We evaluated the responses we received for consistency and completeness of data provided to identify any contradictions or inconsistencies in those responses.

•	For the few suppliers who provided smelter or refiner information for applicable 3TG minerals, we began the process of analyzing and comparing these smelters and to the list of facilities which have received a “conflict-free” designation from the Conflict Free Smelter Program (“CFSP”) developed by the Electronics Industry Citizenship Coalition/Global e-Sustainability Initiative (“EICC/GeSI”).

•	Suppliers who provided incomplete information or who failed to respond to our request for information were contacted twice asking for either clarification or to provide the information requested.

•	Our supply chain for our products is very complex, and there are often many tiers in the supply chain between our direct supplier and the original sources of the necessary conflict minerals. We do not purchase necessary conflict minerals directly from mines, smelters or refiners. As such, we must rely on our suppliers to provide information regarding the origin of the necessary conflict minerals that are contained in the products we purchase from them. Additionally, we believe that the smelters and refiners of the necessary conflict minerals are best suited to identify the sources of such minerals, and we have requested that our suppliers take steps to identify the applicable smelters and refiners of the conflict minerals in our supply chain. As such, our due diligence efforts rely heavily on the CFSP and the efforts of our direct suppliers.

Section 4 – Independent Private Sector Audit

We are not required by Rule 13p-1 to obtain a private sector audit of this Conflict Minerals Report for the year ended December 31, 2013, nor have we voluntarily submitted to such an audit.

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Section 5 – Continuous Improvement Efforts to Mitigate Risk

We plan to take the following steps to improve the number and quality of supplier responses in the next compliance period in order to mitigate the risk that conflict minerals contained in our products may directly or indirectly finance or benefit armed groups in the Conflict Area:

•	Make more robust our Company’s conflict minerals policy and communicate the revised policy to all of our suppliers. Our revised conflict minerals policy will make clear our intent to move toward a conflict-free supply chain, demand that our suppliers cooperate to the best of their ability in making that goal a reality, and will be published on our corporate website.

•	Work with suppliers who did not respond to our 2013 survey to make it clear to them the importance of cooperating with us in this initiative.

•	Work with suppliers who did not respond fully to our 2013 survey, including applicable refiner/smelter information, to make clear to them the importance of their demanding such information from their supply chains and providing this information to us.

•	Encourage our suppliers whose products contain conflict minerals to establish policies, due diligence frameworks, and management systems consistent with the OECD framework.

•	Complete a conflict minerals reporting database to include all smelter information that has been made available to us and complete the comparison of smelter information to the CFSP database.

•	Give consideration to not procuring component parts containing conflict minerals from suppliers who refuse to respond to our inquiries, are incomplete in their responses to our inquiries, or who find that 3TG contained in the products they sell to us is sourced from armed groups in the Conflict Area. This consideration will necessarily involve evaluating the possibility of alternative sources of components as well as evaluating the supply chains of such alternative sources for their conflict minerals compliance.

Conflict Minerals Status Conclusion

Despite having conducted a good-faith RCOI and due diligence process, we do not currently have sufficient information from our suppliers to determine the country of origin of the conflict minerals used in our products or identify the facilities used to process those minerals. While, based on our RCOI and due diligence processes, we have no reason to believe that any of the conflict minerals contained in our products originated in the Covered Area and may have benefited armed groups, we have concluded that we do not have sufficient information or visibility into our supply chain to conclude that our products are conflict-free. Therefore, we have concluded that our supply chain remains “DRC conflict undeterminable.”

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